                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 10-SB

     GENERAL FORM OF REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                           Hengest Investments, Inc.
                (Name of Small Business Issuer in its charter)

                                   Delaware
         (State or other jurisdiction of incorporation or organization)

                                    Pending
                      (I.R.S. Employer Identification No.)

                            244 Fifth Avenue, #W219
                         New York, New York 10001-7604
              (Address of principal executive offices) (Zip Code)

                                (212) 504-8120
                          (Issuer's telephone number)

        Securities to be registered under Section 12(b) of the Act: |_|

                                     None

        Securities to be registered under Section 12(g) of the Act: |X|

                   Common Stock, $0.0001 par value per share
                               (Title of Class)

To  simplify  the language in this registration statement, Hengest Investments,
Inc. is referred to herein as our "Company," "we," or "our."

                                    PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Business Development

Hengest Investments, Inc. was incorporated in the State of Delaware on July 16,
2002. We have not been  involved  in  any  bankruptcy,  receivership or similar proceeding. We have not been involved in any material reclassification,  merger consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business of Issuer

We are a development stage company. Our activities have been limited to capital formation  and corporate organizational matters. To date, we have conducted  no business, research  or developmental activities. We have never had any specific products or offered services.

We can be defined as  a  "shell"  company whose sole purpose at this time is to locate  and consummate a merger or acquisition  with  an  unidentified  private entity (hereinafter referred to as the "business opportunity").

We are voluntarily  registering  a  class  of our securities on this Form 10-SB registration statement, although we are not  required  to do so pursuant to the
Securities  Exchange  Act  of 1934, as amended (the "Exchange  Act").  We  will continue to file all reports  required  of  us  under  the Exchange Act until a business combination has occurred. As a reporting company,  we  may  be able to attract  a business opportunity candidate that wishes to achieve the status  of an Exchange  Act registered corporation and of establishing a public market for its common stock.  There  can  be  no  assurance,  however,  that the foregoing assumption is correct.

We  have  neither  conducted,  nor  have  others  made available to us,  market research indicating whether any demand exists for such  transactions. Moreover, we  do  not  have, and do not plan to have, or plan to establish,  a  marketing organization.  Even  if  demand  for such a business opportunity is identified, there is no assurance that we will be successful in its completion.

We  do  not  intend  to  engage professional  firms  specializing  in  business acquisitions  or  reorganizations.  We  do  not  intend  to  employ  or  retain consultants or outside  advisors  to  obtain  business  opportunities  for  us.
Management has not in the past used any consultants or advisors and do not plan
to   do   so.   Therefore,  we  have  no  agreements  or  contracts  between  a consultant/advisor  and  any other companies that are searching for blank check companies with which to merge.

We may merge with a company  that  has  retained  one  or  more  consultants or outside  advisors.  In  that situation, we expect that the business opportunity will compensate the consultant  or  outside  advisor. Management has not in the past  retained  any  consultants or outside advisors  to  search  for  business opportunities.

Competition

We are and will continue  to be a limited competitor in the business of seeking business opportunities with  private  companies.  A large number of established and  well-financed entities, including venture capital  firms,  are  active  in mergers  and acquisitions of companies. These firms are in a better competitive position than our company to attract desirable business opportunity candidates.
Nearly all  such  entities  have significantly greater experience and financial resources, technical expertise  and  managerial  capabilities. Consequently, we
will  be  at  a  competitive  disadvantage  in  identifying   and  successfully
completing possible business opportunities.

Intellectual Property

We  have  no  patents,  trademarks, licenses, franchises, concessions,  royalty agreements or labor contracts.

Government Regulation

We cannot anticipate or determine  the  effect  of  many  possible governmental regulations, including environmental laws, because we have  not  determined the type  of  business  we  will  be  engaged  in. The proposed business activities described  herein  classify us as a "blank check"  company.  Many  states  have enacted statutes, rules  and  regulations  limiting  the  sale of securities of blank  check  companies.  We  do  not intend to undertake any offering  of  our securities, either debt or equity,  until  such  time  as  we have successfully implemented  our  business plan, described herein. We are not  making  a  blank check offering; we are registering a class of our securities on this Form 10-SB registration statement.  We  currently  have  no plans to conduct a blank check offering. However, upon consummation of a business  opportunity,  our  business opportunity candidate may elect to do so.

The transferability of our common stock is limited because a significant number of  states have enacted regulations or "blue sky" laws restricting or, in  many instances, prohibiting, the initial sale and subsequent resale of securities of blank check companies within that state. The following states have enacted such regulations:  Alaska,  Arizona,  Arkansas,  California,  Colorado, Connecticut,
Delaware, Florida, Georgia, Idaho, Illinois, Indiana, Iowa,  Kansas,  Kentucky,
Maryland, Massachusetts, Michigan, Missouri, Nebraska, Nevada, New Jersey,  New
York,  North  Dakota, Ohio, Oregon, Pennsylvania, Rhode Island, South Carolina,
South Dakota, Tennessee, Texas, Utah, Vermont, Virginia and Washington.

In addition, many  states,  while  not  specifically prohibiting or restricting securities of blank check companies, may  not  register our securities for sale or resale due to other state rules and regulations. We are unable to accurately predict which states may prohibit sales or resales  of  securities  of  a blank check  company.  Therefore,  we  currently have no plans to register any of our securities for sale within any particular  state.  To ensure that no state laws are violated through the resales of our securities,  we will refuse to register the  transfer  of  any  of  our  securities to residents of  any  state,  which prohibits such resale, if no applicable  resale  exemption  is available. We do not anticipate that a secondary trading market for our securities  will develop in any state until a business opportunity is consummated and we are  no  longer classified as a blank check company, if at all.

Furthermore,  in  a  letter  set  forth from Mr. Richard Wulff (Office of Small
Business of the U.S. Securities and  Exchange  Commission)  to  Mr.  Ken  Worm,
(Assistant Director OTC Compliance Unit, NASD Regulation, Inc.) on January  21,
2000, Mr. Wulff states that securities issued from a blank check company, "both before  and  after  the  business  combination or transaction with an operating entity or other person, the promoters  or  affiliates of blank check companies,
as  well  as  their  transferees,  are  'underwriters'."   Mr.  Wulff's  letter
indicates,  "The  securities  involved can only be resold through  registration under  the  Securities  Act." Rule  144  would  not  be  available  for  resale transactions in such a situation,  regardless of technical compliance with that rule, because such transactions would  appear  to  be designed to distribute or redistribute securities to the public without compliance  with the registration requirements  of  the  Securities  Act.  As  a  result  of  the foregoing,  our shareholders will not be able to rely on the provisions of Rule  144. They will instead  be required to file a registration statement under the Securities  Act of 1933 in order to complete any public sales of their shares.

Federal and  state  tax consequences will likely be major considerations in any business opportunity that we may undertake. Such transactions may be structured so as to result in tax-free treatment to both companies. We intend to structure business opportunities,  which  minimize the federal and state tax consequences of both our Company and the target  entity;  however, there can be no assurance that the business opportunity will meet the statutory  requirements  of  a tax-
free  reorganization  or  that  the  parties  will obtain the intended tax-free treatment upon a transfer of stock or assets. A  non-qualifying  reorganization could result in the imposition of both federal and state taxes, which  may have an adverse effect on both parties to the transaction.

Reporting Requirements

Pursuant  to  the requirements of Section 13 of the Securities Exchange Act  of
1934 (the "Exchange Act"), we are required to provide certain information about significant acquisitions including audited financial statements of the acquired company. In the event we merge or acquire a business opportunity, the successor company will be subject to our reporting obligations. This is commonly referred to as a "back door  registration."  A back door registration occurs when a non-
reporting company becomes the successor  of  a  reporting  company  by  merger, consolidation,  exchange  of  securities,  acquisition  of assets or otherwise.
Pursuant to the U.S. Securities and Exchange Commission regulations,  this type of  event  requires  the successor company to provide in an 8-K current report, within 15 days of the  succession,  the  same  kind  of  information that would appear in a registration statement, including audited and  pro  forma financial statements.  Accordingly,  we  may  incur  additional  expense  to conduct  due diligence and present the required information for the business opportunity  in any  report.  Also,  the  U.S.  Securities and Exchange Commission may elect to conduct  a  full review of the successor  company  and  may  issue  substantive comments on the  sufficiency of disclosure related to the business opportunity.
Obtaining audited  financial  statements are the economic responsibility of the target company. The additional  time  and  costs  that  may be incurred by some
potential   target   companies   to  prepare  such  financial  statements   may
significantly  delay  or essentially  preclude  consummation  of  an  otherwise desirable acquisition by  us.  Acquisition  prospects  that  do not have or are unable  to  obtain  the required audited statements may not be appropriate  for acquisition so long as  the  reporting  requirements  of  the  Exchange Act are applicable.

Employees

We  currently  have no full-time employees. There are no collective  bargaining
agreements  or  employment   agreements   with   T.   Chong   Weng,   our  sole
officer/director who is also our sole shareholder. We have no employees nor are there any other persons than T. Chong Weng who devote any of their time  to our affairs.  All  references  herein  to  our management are to T. Chong Weng. The inability at any time of T. Chong Weng to  devote  sufficient  attention  to us could have a material adverse impact on our operations. T. Chong Weng does  not receive compensation for his services.

ITEM 2.  PLAN OF OPERATION

Plan of Operation

We  have  no  operations  or  revenues. If and when this registration statement becomes  effective,  in  the next  twelve  months  we  plan  to  seek  business opportunity candidates. Otherwise,  we  expect to remain without operations and without accepting offers from any business opportunity candidate.

As of the date of this registration statement,  we  have  not  engaged  in  any negotiations  with  any specific entity regarding the possibility of a business combination  with our  Company  and  that  none  of  our  officers,  directors, promoters, their  affiliates  or associates have had any preliminary contact or discussions with and that there  are  no present plans, proposals, arrangements or understandings with any representatives  of  the  owners  of any business or company regarding the possibility of an acquisition or merger  transaction with our Company. In addition, since our inception to the date of this  registration statement, there has been no discussions, agreements or understandings with any
professional   advisors,   financial  consultants,  broker/dealers  or  venture
capitalists to assist us in locating a business opportunity. We will not employ the services of any of those  individuals  or  entities.  Instead, we will rely upon our management to affect those services normally provided  by professional advisors  or financial consultants. Specifically, our management will  identify prospects through  present  associations  such  as  its officers and directors, attorneys, and similar persons.

We will not restrict our business opportunity search  to any specific business, industry, or geographical location. We may participate in virtually any kind of business. We anticipate that we will participate in only one potential business opportunity, since we have no assets and limited financial  resources. To date, we have not developed any criteria for the selection of business opportunities.
However, our management will not select or enter into a merger agreement with a company unless such company can provide audited financial statements and comply with  all  SEC  reporting  requirements.  Our  management  will  have  complete discretion in selecting an appropriate business opportunity.

Available business opportunities may occur in many different industries,  which are  in  various  stages of development. Accordingly, comparative investigation and analysis of such business opportunities is difficult and complex. We do not and will not have any  capital  to attract the owners of business opportunities who desire significant cash or other  assets.  However,  we  believe  that  the
opportunity   to  acquire  a  controlling  ownership  interest  in  a  publicly registered company  may  attract  a  business opportunity that does not wish to incur the cost and time involved in an  initial public offering or registration as a fully reporting public company. The  owners  of the business opportunities will, however, incur significant legal and accounting costs associated with the
U.S.  Securities  and  Exchange  Commission  and state reporting  requirements, agreements and other documents. The Exchange Act specifically requires that any
business   opportunity   candidate   comply  with  all   applicable   reporting
requirements, including filing reports of material events, periodic reports and annual reports with accompanying audited  financial  statements. Our management has  not conducted market research and is not aware of  any  market  data  that would support any such perceived benefits for a business opportunity owner.

Our management's  plan  of  operations will be conducted through the efforts of our sole officer/director, T.  Chong  Weng, and will not require any additional funds. It is anticipated that our sole  officer/director  will  furnish us with business  opportunity candidates. We have not, and we do not plan  to  use  any notices or  advertisements  in  our search for business opportunities. Our sole
officer/director  will  investigate   specific   business   opportunities   and
negotiate,   hire  an  attorney  to  draft  and  execute  relevant  agreements, disclosure documents and other instruments. As of the date of this registration statement, our  sole  officer/director has not selected any attorney to perform
these  functions.  We  believe   that   no   attorney   working  for  our  sole
officer/director or us could be deemed to be an undisclosed  promoter. Our sole officer/director has not in the past used any attorney for these functions.

We will not be able to expend a significant amount of funds on  a  complete and exhaustive investigation. Moreover, we may not discover certain adverse factors regarding such a business opportunity due to our limited business experience in such matters.

We will incur nominal expenses in implementing our business plan, which will be paid by our present management as interest-free loans to the Company.  However,
we   expect  that  repayment  of  these  loans  will  be  derived  solely  from consummation  of a business opportunity. The repayment of any loans made to the
Company will not  impede, or be made conditional in any manner to, consummation of a business opportunity.  Our  sole officer/director will loan money to us on an as-needed basis. There is no cap on the amount of monies he will loan us. We currently do not intend to raise additional  monies from investors while we are
a  blank  check  company.  However,  upon  the  consummation   of   a  business
opportunity,  the  combined  entities  may raise monies through equity or  debt offerings.

We  believe  that  there  is  a  demand by non-public  corporations  for  shell corporations  that are publicly held  registered  companies.  We  believe  that demand  for shell  corporations  has  increased  dramatically  since  the  U.S.
Securities  and  Exchange  Commission  imposed  stringent requirements on blank check companies pursuant to Regulation 419 of the  Securities  Act of 1933 (the
"Act").  The  foregoing  regulation has substantially decreased the  number  of
"blank check" offerings filed  with the U.S. Securities and Exchange Commission and, as a result, has stimulated  an  increased  demand for shell corporations.
However, there is no assurance that the foregoing  assumption  is  accurate  or correct.

Prior to making a decision in a business opportunity, we plan to obtain written materials  regarding  the  business  opportunity  including,  a  description of
products,   services   and   company  history;  management  resumes;  financial
information;  available  projections  with  related  assumptions;  evidence  of existing patents, trademarks  or  service  marks or rights thereto; present and proposed forms of compensation to management;  a  description  of  present  and required  facilities; an analysis of risk and competitive conditions; and other relevant information.

We currently  do  not  plan  to raise capital by any means whatsoever. Further, prior to the location of a business  opportunity,  we have no plans, proposals, arrangements  or  understandings  with  respect  to  the sale  or  issuance  of additional  securities.  Because  we  have  virtually no resources,  management anticipates that to achieve any such acquisition,  we will be required to issue shares of our authorized but unissued common stock as  the  sole  consideration for  any such venture and it is anticipated that any securities issued  in  any such business  combination  would  be  issued  in  reliance upon exemption from registration  under  applicable  federal  and state securities  laws.  In  some circumstances, however, as a negotiated element  of  our  transaction,  we  may agree  to  register  all  or  a  part  of such securities immediately after the business opportunity is consummated or at  specified  times thereafter. If such registration occurs, (of which there can be no assurance) it will be undertaken by  the  surviving  entity  after we have successfully consummated  a  business opportunity, and we are no longer considered a blank check company.

Until such time as this occurs,  we will not attempt to register any additional securities.  The  issuance  of  substantial  additional  securities  and  their potential sale into any trading market  which may develop in our securities may have a depressive effect on the future value  of  our  securities,  if  such  a market develops, of which there is no assurance. The completion of any business opportunity  will  result  in  a significant issuance of shares and substantial dilution to our present stockholders.

We do not anticipate any significant  changes  in  the number of our employees, does  not  plan to engage in research and development  and  does  not  plan  to purchase or sell plant or equipment.

We will seek  to  expand  our  operations  through  consummation of a currently unidentified business opportunity, which entails risks  that  purchasers of our securities will not have a basis to evaluate. We plan to expand  our operations with  companies that will complement or enhance our business. We cannot  assure that we  will  be  able  to  ultimately affect any such business opportunity or integrate a business or its operations into our Company. Consequently, there is no basis to evaluate the specific  merits  or  risks  of any potential business opportunity that we may undertake.

ITEM 3.  DESCRIPTION OF PROPERTY

We currently have no material assets, lease or any real  or  personal property.
We currently uses the address of our president, T. Chong Weng,  without charge, at 244 Fifth Avenue, #W219, New York, NY 10001-7604.

There  are no preliminary agreements or an understanding regarding  the  office facility  after  the  business  opportunity  is  completed.  Upon  closure of a business opportunity, we plan to relocate to our business opportunity office.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The  following  table  sets  forth each person known by us to be the beneficial owner of five percent or more  of  our common stock, all directors individually and all our directors and officers as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

                  Name and Address of           Amount and Nature of     Percent of
Title of Class    Beneficial Owner              Beneficial Ownership     Class
--------------    --------------------------    --------------------     ----------
Common Stock      T. Chong Weng                      1,240,000              100%
                  244 Fifth Avenue, #W219         Direct Ownership
                  New York, NY 10001-7604

Common Stock      All Officers and Directors         1,240,000              100%
                  as a Group (1 person)           Direct Ownership

Change of Control and Management

There are currently no arrangements that would result in a change of control of our Company. A business opportunity will involve the issuance of our authorized
but  unissued  common  shares,  which  will,   in  all  likelihood,  result  in
shareholders  of  a  private company obtaining a controlling  interest  in  our
Company. Any such business  opportunity may require our management to resign as members of our Board of Directors.  The  resulting  change  in  control  of our
Company   could  result  in  the  removal  of  our  present  management  and  a corresponding  reduction  or  elimination  of their participation in the future affairs of our Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

We have one director and officer as follows:

Mr.  T. Chong Weng, 65 years of age, has served  as  our  director,  president, chief executive officer, treasurer, and secretary since our inception, and will serve on the board until the next annual meeting of our shareholders or until a successor  is elected. There are no agreements or understandings of the officer and director  to  resign  at the request of another person, and the above-named officer and director is not  acting on behalf of, nor will act at the direction of, any other person.

Set forth below is the name of  our  director  and  officer,  all positions and offices held, the period during which he has served as such, and  the  business experience during at least the last five years:

T.  Chong  Weng  acts  as  president, secretary, treasurer and director for our
Company. He has served as an  officer  and  director  of  our Company since its inception.  Since  July  2002, he has also served as the president,  secretary, treasurer and a director of  five  other  companies; Aegir Ventures, Inc., Ares
Global Assets, Inc., Asgaard Ventures, Inc.,  SME  Capital Management, Inc. and
Welund Fund, Inc., none of these companies currently  conduct  any business and none  of which have entered into any business combinations as of  the  date  of
this registration    statement.  T.  Chong  Weng  has  experience  in  start-up companies, business reorganizations and cross border business transactions. For the  past  five years, T. Chong Weng has devoted his full time in managing  his own investments in real estate and securities.

Other  than  those  mentioned above, we have no employees and do not anticipate hiring any in the future  until  we  successfully implemented our business plan described  herein.  None of our directors,  executive  officers,  promoters  or control persons has been  involved  in  any  legal  proceedings material to the evaluation of the ability or integrity of any of the aforementioned persons.

Prior Blank Check Offerings

The  Company's promoter and management has never been  involved  in  any  blank check or blind pool offerings to the public.

ITEM 6.  EXECUTIVE COMPENSATION

Our sole  officer/director  does  not receive any compensation for his services rendered to us, has not received such  compensation  in  the  past,  and is not accruing any compensation pursuant to any agreement with us.

Summary Compensation Chart: Annual Compensation         Long Term Compensation
                            -------------------  -----------------------------------
Name                                                 Awards         Payouts   All
and                                              ----------------   -------   other
principal                                        Restricted Other    LTIP     compen-
position              Year  Salary Bonus  Other    Stock     (1)    payouts   sation
------------------    ----  -------------------  ----------------   -------   -------
T. Chong Weng         2002  $ 0   $ 0   $ 0         $ 0      $ 0      $ 0      $ 0
Chairman,
President, Chief
Executive Officer,
Treasurer, and
Secretary

(1) Includes securities, underlying options, and SAR's.

Our sole officer/director will not receive any finder's fee, either directly or indirectly, as a result of his efforts to implement our business plan  outlined herein.

We  have  adopted  no  retirement,  pension,  profit  sharing,  stock option or insurance programs or other similar programs for the benefit of our employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We  have  not  and  do  not  intend  to  enter  into any transactions with  our management or any nominees for such positions. We have not and do not intend to enter into any transactions with our beneficial owners. We are not a subsidiary of  any parent company. We issued 1,240,000 restricted  shares  of  our  common stock  to  T.  Chong  Weng  our  president, chief executive officer, treasurer, secretary  and  director  for  his  services  rendered  in  the  formation  and organization  of  our  Company. See "Item  10.  Recent  Sales  of  Unregistered
Securities." Other than this transaction, we have not entered into transactions with any promoters.

T. Chong Weng acquired his  shares  with  the  intent  to  hold  the shares for investment  purposes,  and  not  with a view to further resale or distribution, except  as  permitted under exemptions  from  registration  requirements  under applicable securities  laws.  That  means  that he may not sell such securities unless they are either registered with the SEC  and  comparable agencies in the states or other jurisdictions where the purchasers reside, or are exempted from registration. The most widely used exemption from registration  requirements is provided  by  SEC Rule 144, which requires a one year holding period  prior  to resale, and limits  the quantities of securities that can be sold during any 90 day periods.

The certificate has been issued with a restrictive legend required with respect to issuance of securities pursuant to exemptions from registration requirements under the Securities  Act and the recipient acknowledged his understanding that the shares are restricted  from resale unless they were either registered under the Securities Act and comparable  state  laws, or the transaction was effected in compliance with available exemptions from such registration requirements.

Readers of this registration statement should  be  aware  that  by letter dated
January  21, 2000, Mr. Richard K. Wulff, Chief of Office of Small  Business  at
the U.S. Securities and Exchange Commission opined as follows:

It is our  view  that,  both  before  and  after  the  business  combination or transaction  with  an  operating  entity  or  other  person,  the promoters  or affiliates  of  blank  check  companies,  as  well  as  their transferees,  are
"underwriters" of the securities issued. Accordingly, we  are  also of the view that the securities involved can only be resold through registration  under the
Securities  Act.  Similarly,  Rule  144  would  not  be  available  for  resale transactions  in  this  situation, regardless of technical compliance with that rule, because these resale  transactions appear to be designed to distribute or redistribute securities to the  public without compliance with the registration requirements of the Securities Act.

This interpretation prevents promoters  and affiliates of blank check companies from selling their shares in market transactions under many circumstances.

As a result of the foregoing, our shareholders  will not be able to rely on the provisions of Rule 144. They will instead be required  to  file  a registration statement  under  the  Securities  Act of 1933 in order to complete any  public sales of their shares.

Our management is involved in other  business activities and may, in the future become  involved  in  other  business opportunities.  If  a  specific  business opportunity becomes available,  such  persons  may face a conflict in selecting between us and their other business interests. We  have not formulated a policy for the resolution of such conflicts.

ITEM 8.  DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 100,000,000  shares  of  common stock, par value $.0001 per share, of which there are 1,240,000 issued and outstanding and 20,000,000 shares of preferred stock, par value $.0001 per share,  of which none  have been designated or issued. The following statements relating to  the capital  stock  set  forth  the  material  terms  of  our  securities; however, reference is made to the more detailed provisions of, and such  statements  are qualified  in  their entirety by reference to, the Certificate of Incorporation and the By-laws,  copies  of  which  are filed as exhibits to this registration statement.

Common Stock

Holders of shares of common stock are  entitled  to  one vote for each share on all matters to be voted on by the stockholders. Holders  of common stock do not have cumulative voting rights. Holders of common stock are  entitled  to  share ratably in dividends, if any, as may be declared from time to time by the Board of  Directors  in  its discretion from funds legally available therefor. In the event of a liquidation,  dissolution  or winding up of our Company, the holders of  common stock are entitled to share pro  rata  all  assets  remaining  after payment  in  full  of  all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase our common stock.
There are no conversion  or  redemption  rights or sinking fund provisions with respect to the common stock.

Preferred Stock

The Board of Directors is authorized to provide  for  the issuance of shares of preferred  stock  in  series  and,  by  filing a certificate  pursuant  to  the applicable law of Delaware, to establish from time to time the number of shares to  be  included  in  each such series, and to  fix  the  designation,  powers,
preferences  and  rights   of   the   shares   of  each  such  series  and  the
qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred  stock so issued would have priority over the common stock with respect to dividend  or liquidation rights.
Any  future  issuance  of  preferred  stock  may have the effect  of  delaying, deferring  or preventing a change in control of  our  Company  without  further action by the shareholders and may adversely affect the voting and other rights of the holders  of  common stock. At present, we have no plans to neither issue any preferred stock nor  adopt  any series, preferences or other classification of preferred stock.

The  issuance of shares of preferred  stock,  or  the  issuance  of  rights  to purchase  such  shares,  could be used to discourage an unsolicited acquisition proposal. For instance, the  issuance  of  a  series  of  preferred stock might impede  a  business  combination  by including class voting rights  that  would enable  the  holder  to  block such a transaction,  or  facilitate  a  business combination by including voting rights that would provide a required percentage vote  of  the stockholders.  In  addition,  under  certain  circumstances,  the issuance of  preferred  stock  could  adversely  affect the voting power of the holders of the common stock. Although the Board of  Directors  is  required  to make any determination to issue such stock based on its judgment as to the best interests  of  our  stockholders,  the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might  believe to be in their best interests or in which stockholders might receive a premium  for  their  stock  over the then market  price of such stock. The Board of Directors does not at present  intend to seek stockholder  approval  prior  to  any  issuance of currently authorized stock, unless otherwise required by law or stock  exchange  rules.  We  have no present plans to issue any preferred stock.

Dividends

Dividends,  if any, will be contingent upon our revenues and earnings, if  any, capital requirements  and  financial  conditions.  The payment of dividends, if any,  will  be  within the discretion of our Board of Directors.  We  presently intend to retain  all  earnings, if any, for use in our business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

Transfer Agent

It is anticipated that Holladay  Stock  Transfer,  Inc.  of Scottsdale, Arizona
will act as transfer agent and registrar for our common stock.

                                    PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S  COMMON  EQUITY  AND
OTHER SHAREHOLDER MATTERS

Market Price

There  is  no trading market for our common stock at present and there has been no trading market  to  date.  There  is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

The proposed business activities described  herein  classify  us  as  a  "blank check"  company. A blank check company is a development stage company that  has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
The U.S.  Securities  and  Exchange  Commission  and  many  states have enacted statutes, rules and regulations limiting the sale of securities  of blank check companies.  Therefore,  management  will not undertake any efforts to  cause  a market to develop in our securities until  such  time  as  we have successfully implemented our business plan described herein.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to our Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

(i)  That  a  broker  or dealer approve a person's account for transactions  in penny stocks and

(ii) The broker or dealer  receive from the investor a written agreement to the transaction, setting forth the  identity  and quantity of the penny stock to be purchased.

In order to approve a person's account for  transactions  in  penny stocks, the broker or dealer must

(i)  Obtain financial information and investment experience and  objectives  of the person; and

(ii) Make  a reasonable determination that the transactions in penny stocks are suitable  for  that  person  and  that  person  has  sufficient  knowledge  and experience  in  financial  matters  to  be  capable  of evaluating the risks of transactions in penny stocks.

The  broker or dealer must also deliver, prior to any transaction  in  a  penny stock,  a  disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, specifies

(i) The basis  on which the broker or dealer made the suitability determination
and

(ii) That the broker  or  dealer  received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about  the risks of investing in penny stocks in both public offerings and in secondary  trading,  and about commissions payable to both the broker-dealer and the registered representative, current quotations for  the securities and the rights and remedies available  to  an  investor  in cases of fraud in penny stock transactions.

Finally, monthly statements have to be sent disclosing recent price information for the  penny  stock held in the account and information on the limited market in penny stocks.

We have not applied  for  a  listing  on any public trading exchange. No market exists for our securities and there is  no  assurance  that  a  regular trading market will develop, or if developed, will be sustained. A shareholder  in  all likelihood,  therefore,  will  not be able to resell the securities referred to herein should he or she desire to  do  so.  Furthermore,  it is unlikely that a lending institution will accept our securities as pledged collateral  for loans unless  a  regular  trading  market  develops.  There  are no plans, proposals, arrangements or understandings with any person with regard  to  the development of a trading market in any of our securities.

Holders

There is one (1) holder of our common stock. The issued and outstanding  shares of  our  common  stock  were  issued  in  accordance  with  the exemptions from registration afforded by Section 4(2) of the Securities Act of  1933  and  Rule
506 promulgated thereunder.

Dividends

We  have  not  paid  any  dividends  to date, and have no plans to do so in the immediate future.

ITEM 2.  LEGAL PROCEEDINGS

We are not a party to any pending legal  proceeding  and  are  not aware of any contemplated legal proceeding by a governmental authority or any  other  person or entity involving our Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We  have  not  changed  accountants  since  our  formation  and  there  are  no disagreements with the findings of our accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

The  following  sets  forth  information  relating to all previous sales of our common stock, which sales were not registered under the Securities Act of 1933.

In connection with our organization, on July 16, 2002, T. Chong Weng was issued
1,240,000  shares  of restricted common stock  in  exchange  for  his  services rendered in the formation  and  organization  of  our  Company. The shares were issued at $0.0001 per share, which we believe represents  the fair value of the services performed by T. Chong Weng. The foregoing purchase  and  sale  to this sophisticated  person  (officer  and  director)  who had superior access to all corporate  and financial information were exempt from  registration  under  the
Securities Act  of 1933, as amended (the "Securities Act"), pursuant to Section
4(2) on the basis that the transaction did not involve a public offering.

The purchaser listed  above represented his intention to acquire the securities for investment only and  not  with  a  view  toward  distribution.  None of the securities  were  sold  through  an underwriter and accordingly, there were  no underwriting discounts or commissions involved.

Other than the securities mentioned  above,  we  have  not  issued  or sold any securities.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section  145  of  the General Corporation Law of the State of Delaware provides that a certificate  of  incorporation  may  contain a provision eliminating the personal liability of a director to the corporation  or  its  stockholders  for monetary  damages for breach of fiduciary duty as a director provided that such provision shall  not eliminate or limit the liability of a director (i) for any
breach  of  the  director's   duty   of  loyalty  to  the  corporation  or  its
stockholders, (ii) for acts or omissions  not  in  good  faith or which involve intentional misconduct or a knowing violation of law, (iii)  under  Section 174
(relating  to  liability  for  unauthorized acquisitions or redemptions of,  or dividends on, capital stock) of  the  General  Corporation  Law of the State of
Delaware,  or  (iv)  for  any  transaction from which the director  derived  an improper personal benefit. Our Certificate  of  Incorporation  contains  such a provision.

Insofar as indemnification for liabilities arising under the Securities Act  of
1933,   as  amended,  may  be  permitted  to  directors,  officers  or  persons controlling our Company pursuant to the foregoing provisions, it is the opinion of the Securities  and Exchange Commission that such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                   PART F/S

Independent Auditor's Report and Financial Statements

                           HENGEST INVESTMENTS, INC.
                         (A Development Stage Company)

                         AUDITED FINANCIAL STATEMENTS

                                August 15, 2002

                               TABLE OF CONTENTS
                               -----------------

                                                                      Page No.
                                                                      --------
Independent Auditor's Report.........................................    F-1

Balance Sheet as of August 15, 2002..................................    F-2

Statement of Operations and Retained Earnings (Deficit) for the
 Period from July 16, 2002 (Inception) through August 15, 2002.......    F-3

Statement of Stockholders' Equity for the Period from July 16, 2002
 (Inception) through August 15, 2002.................................    F-4

Statement of Cash Flows for the Period from July 16, 2002
 (Inception) through August 15, 2002.................................    F-5

Notes to Financial Statements........................................   F6-F8

          [Letterhead of Stan J.H. Lee, Certified Public Accountant]

                         INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of:
Hengest Investments, Inc.
(A Development Stage Company)
244 Fifth Avenue, #W219
New York, NY 10001-7604

I have audited the accompanying  balance  sheet of Hengest Investments, Inc. (a development stage company) from July 16, 2002  (inception)  through  August 15,
2002.  These  financial  statements  are  the  responsibility  of the Company's
management.   Our  responsibility  is to express an opinion on these  financial statements based on our audit.

I conducted my audit in accordance with  generally accepted auditing standards.
Those standards require that I plan and perform  the audit to obtain reasonable
assurance  about  whether  the  financial  statements  are   free  of  material
misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing  the  accounting  principles used and significant estimates  made  by management, as well as evaluating the overall financial statement presentation.
I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial  statements  referred  to above present fairly, in all material respects, the financial position of Hengest  Investments,  Inc. (a development  stage  company)  as  of  August  15,  2002, and the results of its operations  and its cash flows for the period from July  16,  2002  (inception)
through August  15,  2002  in  conformity  with  generally  accepted accounting principles.

The accompanying financial statements have been prepared assuming  that Hengest
Investments, Inc. will continue as a going concern. As discussed in  Note  1 to the  financial  statements, Hengest Investments, Inc. was only recently formed, has incurred losses  since  its  inception  and  has not yet been successful in establishing profitable operations, raising substantial doubt about its ability to continue as a going concern.  Management's plans in regards to these matters are  also  described in Note 1. The financial statements  do  not  include  any adjustments that might result from the outcome of these uncertainties.

/s/ Stan J.H. Lee, CPA /s/
------------------------------
Stan J.H. Lee, CPA

Fort Lee, New Jersey
August 21, 2002
License # CC23007

                                      F-1

                           HENGEST INVESTMENTS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                BALANCE SHEET
                            as at August 15, 2002
                            ---------------------

                                    ASSETS

CURRENT ASSETS                                                      $       0
                                                                    ----------
      TOTAL CURRENT ASSETS                                          $       0
                                                                    ----------
OTHER ASSETS                                                        $       0
                                                                    ----------
      TOTAL OTHER ASSETS                                            $       0
                                                                    ----------
 TOTAL ASSETS                                                       $       0
                                                                    ==========

                     LIABILITIES and STOCKHOLDERS' EQUITY

CURRENT LIABILITIES                                                 $       0
                                                                    ----------
 TOTAL LIABILITIES                                                  $       0
                                                                    ----------

STOCKHOLDERS' EQUITY

   Preferred stock, $0.0001 par value; 20,000,000 shares
   authorized, zero shares issued and outstanding                   $       0

   Common stock, $0.0001 par value; 100,000,000 shares
   authorized; 1,240,000 shares issued and outstanding              $     124

   Additional paid-in capital                                       $       0

   Accumulated deficit during development stage                     $    (124)
                                                                    ----------
       TOTAL STOCKHOLDERS' EQUITY                                   $       0
                                                                    ----------
 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         $       0
                                                                    ==========

     The accompanying notes are an integral part of financial statements.

                                      F-2

                           HENGEST INVESTMENTS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENT OF OPERATIONS
                           July 16, 2002 (inception)
                              to August 15, 2002
                              ------------------

INCOME                                                              $        0
Operating Expenses
      Organization expense                                                (124)
                                                                    ----------
TOTAL EXPENSES                                                            (124)
PROVISION FOR INCOME TAXES                                                   0
                                                                    ----------
NET LOSS                                                                  (124)
                                                                    ----------
NET LOSS PER SHARE                                                    $ (.0001)
                                                                    ==========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                 1,240,000
                                                                    ==========

     The accompanying notes are an integral part of financial statements.

                                      F-3

                           HENGEST INVESTMENTS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                       STATEMENT OF STOCKHOLDERS' EQUITY
                           July 16, 2002 (inception)
                              to August 15, 2002
                              ------------------

                                    Common Stock
                              -------------------------     Additional                       Total
                               Numbers of                    paid-in                      Stockholders'
                                 Shares       Amount         capital        Deficit          Equity
                              ------------  -----------     -----------     ---------     -------------
July 16, 2002
 issued for services            1,240,000   $      124      $        0      $      0      $        124
Net loss                                                                        (124)             (124)
                              ------------  -----------     -----------     ---------     -------------
Balance, August 15, 2002        1,240,000   $      124      $        0      $   (124)     $          0
                              ============  ===========     ===========     =========     =============

     The accompanying notes are an integral part of financial statements.

                                      F-4

                           HENGEST INVESTMENTS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                           STATEMENT OF CASH FLOWS
                          July 16, 2002 (inception)
                              to August 15, 2002
                              ------------------

CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                                        $      (124)
   Adjustment to reconcile net loss to net cash provided by
    operational activities issue of common stock for services              124
                                                                   -----------
NET CASH USED IN OPERATING EXPENSES                                          0
                                                                   -----------
CASH FLOWS FROM INVESTING ACTIVITIES                                         0
                                                                   -----------
CASH FLOWS FROM FINANCING ACTIVITIES                                         0
                                                                   -----------
NET INCREASE (DECREASE)                                            $         0
                                                                   -----------
CASH, BEGINNING OF PERIOD                                                    0
                                                                   -----------
CASH, END OF PERIOD                                                $         0
                                                                   ===========

     The accompanying notes are an integral part of financial statements.

                                      F-5

                           HENGEST INVESTMENTS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
                             AS OF AUGUST 15, 2002

NOTE 1 - GOING CONCERN CONSIDERATION

The accompanying  financial  statements  have  been prepared in conformity with
generally  accepted  accounting  principles  in  the   United   States,   which
contemplates  the  continuation of the Company as a going concern. However, the
Company is in the development  stage,  and  has  no current sources of revenue.
Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

The management's plans include the acquisition of  a  suitable business venture to  provide the opportunity for the Company to continue  as  a  going  concern.
However,  there  can be no assurance that management will be successful in this endeavor.

NOTE 2 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization and Business Operations

Hengest Investments,  Inc.  (a  development  stage company) ("the Company") was incorporated in Delaware on July 16, 2002 to serve  as  a  vehicle  to effect a merger,  exchange  of  capital  stock,  asset  acquisition  or  other  business combination  with  a  domestic or foreign private business. At August 15, 2002, the Company had not yet  commenced  any  formal  business  operations,  and all activity  to  date  relates  to  the Company's formation and preparation of the filing  of a registration statement  with  the  U.S.  Securities  and  Exchange
Commission on Form 10-SB.

The year-end of the Company is December 31st for both book and tax purposes.

The Company's  ability to commence operations is contingent upon its ability to identify a prospective target business.

B. Cash and Cash Equivalents

The Company considers  all highly liquid investments purchased with an original maturity of three months  or  less  from  the date of purchase that are readily convertible into cash to be cash equivalents.

C. Use of Estimates

The  preparation  of the financial statements  in  conformity  with  accounting principles generally  accepted in the United States requires management to make estimates and assumptions  that  affect  the  reported  amounts  of  assets and liabilities and disclosure of contingent assets and liabilities at the  date of the  financial  statements  and  the  reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                      F-6

                           HENGEST INVESTMENTS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
                             AS OF AUGUST 15, 2002

NOTE 2 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

D. Income Taxes

The Company accounts for income taxes under  the Financial Accounting Standards
Board of Financial Accounting No. 109, "Accounting for Income Taxes" "Statement
109"). Under Statement 109, deferred tax assets  and liabilities are recognized for  the  future  tax  consequences  attributable  to differences  between  the financial  statement carrying amounts of existing assets  and  liabilities  and their respective  tax  basis.  Deferred tax assets and liabilities are measured using enacted tax rates expected  to  apply  to  taxable income in the years in which  those temporary differences are expected to  be  recovered  or  settled.
Under Statement  109,  the  effect  on deferred tax assets and liabilities of a change in tax rates is recognized in  income  in  the  period that includes the enactment  date.  There  were  no  current or deferred income  tax  expense  or benefits due to the Company not having  any  material operations for the period ended August 15, 2002.

E. Basic and diluted net loss per share

Net  loss per share is calculated in accordance  with  Statement  of  Financial
Accounting  Standards 128, Earnings Per Share  ("SFAS 128"). Basic net loss per share is based  upon  the weighted average number of common shares outstanding.
Diluted net loss per share  is  based  on  the  assumption  that  all  dilutive convertible  shares,  stock  options  and warrants were converted or exercised.
Dilution is computed by applying the treasury  stock method. At August 15, 2002 there were no dilutive convertible shares, stock options or warrants.

NOTE 3 - STOCKHOLDER'S EQUITY

A. Preferred Stock

The  Company is authorized to issue 20,000,000 shares  of  preferred  stock  at
$.0001  par  value,  with  such  designations,  voting  and  other  rights  and preferences as may be determined from time to time by the Board of Directors.

B. Common Stock

The Company is authorized to issue 100,000,000 shares of common stock at $.0001 par  value. On July 16, 2002, the Company issued 1,240,000 shares of its common stock  to the founder of the Company pursuant to Section 4(2) of the Securities
Act of 1933 for an aggregate of $124 in services.

                                      F-7

                           HENGEST INVESTMENTS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
                             AS OF AUGUST 15, 2002

NOTE 3 - STOCKHOLDER'S EQUITY (continued)

C. Warrant and Options

There are  no warrants or options outstanding to issue any additional shares of common stock.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company  currently uses the offices of its president as its principal place of business at no cost to the Company.

The Company's  sole  officer  and  director is also the sole shareholder of the
Company.

                                      F-8

                                   PART III

Item 1.  Index to Exhibits and Description of Exhibits.

 Exhibit
 Number        Description
 -------       ------------------------------------------------------
 3.1           Certificate of Incorporation Hengest Investments, Inc.

 3.2           By-Laws Hengest Investments, Inc.

 3.3           Specimen of Certificate of Common Stock

 23.1          Consent of Stan J.H. Lee, Certified Public Accountant

                                  SIGNATURES

In accordance with Section  12  of  the  Securities  Exchange  Act of 1934, the
registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          HENGEST INVESTMENTS, INC.
                                          (Registrant)

                                          /s/ T. Chong Weng
                                          --------------------------------
                                          By:  T. Chong Weng
                                          Its: President, Chief Executive
                                          Officer, Treasurer, Secretary
                                          and Director

Date: August 21, 2002

Exhibit 3.1

                                                          STATE OF DELAWARE
                                                         SECRETARY OF STATE
                                                       DIVISION OF CORPORATION
                                                      FILED 09:00 AM 07/16/2002
                                                         020456022 - 3547943

                         Certificate of Incorporation
                                      of
                           Hengest Investments, Inc.

FIRST:  The name of the corporation shall be Hengest Investments, Inc.

SECOND:  Its registered office is to be located at 25 Greystone  Manor,  in the city of Lewes, County of Sussex, Delaware, 19958-9776. The registered agent  is
Harvard Business Services, Inc. whose address is the same as above.

THIRD:   The nature of business and purpose of the organization is to engage in any lawful  act  or  activity for which corporations may be organized under the
Delaware General Corporation Laws.

FOURTH:   The  total number  of  shares  of  stock  which  the  Corporation  is authorized to issue  is 120,000,000 shares, consisting of 100,000,000 shares of
Common Stock having a  par  value  of $.0001 per share and 20,000,000 shares of
Preferred Stock having a par value of $.0001 per share and to be issued in such series and to have such rights, preferences,  and  designation as determined by the Board of Directors of the Corporation.

FIFTH:    The number of directors constituting the initial  board  of directors of  the corporation is one. The number of directors may be either increased  or decreased  from  time  to  time by the Bylaws, but shall never be less than one
(1). The name and address of  each  person  who  is to serve as a member of the initial board of directors is:

T. Chong Weng, 244 Fifth Avenue, #W219, New York, New York 10001-7604

SIXTH:  The name and address of the incorporator is as follows:

T. Chong Weng, 244 Fifth Avenue, #W219, New York, New York 10001-7604

SEVENTH:  The Board of Directors shall have the power  to  amend  or repeal the by-laws.

EIGHTH:   No  director  shall  be personally liable to the Corporation  or  its stockholders for monetary damages  from  any  breach  of fiduciary duty by such director  as a director.  Notwithstanding the foregoing  sentence,  a  director shall be liable to the extent provided by applicable law, (i) for breach of the directory's  duty  of  loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in  good faith or which involve intentional misconduct or a knowing violation of law,  (iii)  pursuant  to  Section  174  of the Delaware
General  Corporation  Law  or (iv) for any transaction from which the  director
derived an improper personal  benefit.   No  amendment  to  or  repeal  of this
Article  Eighth  shall  apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

IN WITNESS WHEREOF, the undersigned, being the incorporator hereinbefore named, has executed, signed and  acknowledged  this  certificate of incorporation this
11th day of July, A.D., 2002.

                                          /s/ T. Chong Weng
                                          ---------------------------------
                                          T. Chong Weng, Incorporator

Exhibit 3.2

                                    BY-LAWS

                                      OF

                            HENGEST INVESTMENTS, INC.

                              ARTICLE I - OFFICES

Section 1. The registered office of the corporation  in  the  State of Delaware shall  be  at  25  Greystone  Manor,  in  the city of Lewes, County of  Sussex,
Delaware, 19958.

The registered agent in charge thereof shall be Harvard Business Services, Inc.

Section 2. The corporation may also have offices  at  such  other places as the
Board  of  Directors  may  from  time  to time appoint or the business  of  the corporation may require.

                               ARTICLE II - SEAL

Section 1. The corporate seal shall have  inscribed  thereon  the  name  of the corporation,  the  year  of  its  organization  and  the words "Corporate Seal,
Delaware".

                     ARTICLE III - STOCKHOLDERS' MEETINGS

Section 1. Meetings of stockholders shall be held at the  registered  office of the  corporation in this state or at such place, either within or without  this state, as may be selected from time to time by the Board of Directors.

Section  2.  ANNUAL  MEETINGS:  The annual meeting of the stockholders shall be held on such date as is determined by the Board of Directors for the purpose of electing directors and  for  the  transaction  of  such  other  business as may properly be brought before the meeting.

Section  3.  ELECTION  OF  DIRECTORS:   Elections  of  the  directors  of   the
corporation shall be by written ballot.

Section 4. SPECIAL MEETINGS:  The President, or the Board of Directors may call special  meetings  of the stockholders at any time, or stockholders entitled to cast at least one-fifth  of  the  votes, which all stockholders are entitled to cast at the particular meeting. At any time, upon written request of any person or persons who have duly called a special  meeting, it shall be the duty of the
Secretary to fix the date of the meeting, to  be  held not more than sixty days after receipt of the request, and to give due notice  thereof. If the Secretary shall neglect or refuse to fix the date of the meeting and give notice thereof, the person or persons calling the meeting may do so. Business transacted at all special  meetings  shall  be confined to the objects stated  in  the  call  and matters germane thereto, unless  all  stockholders entitled to vote are present and consent.

Written notice of a special meeting of  stockholders stating the time and place and object thereof, shall be given to each stockholder entitled to vote thereat at least ten days before such meeting, unless  a  greater  period  of notice is required by statute in a particular case.

Section  5.  QUORUM:   A  majority of the outstanding shares of the corporation
entitled to vote, represented  in person or by proxy, shall constitute a quorum at a meeting of stockholders. If  a majority of the outstanding shares entitled to vote is represented at a meeting,  a  majority  of the shares so represented may  adjourn  the  meeting from time to time without further  notice.  At  such adjourned meeting at  which  a  quorum  shall  be  present  or represented, any business may be transacted which might have been transacted at  the  meeting as originally  noticed.  The stockholders present at a duly organized meeting  may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section  6. PROXIES:  Each  stockholder  entitled  to  vote  at  a  meeting  of stockholders  or  to  express consent or dissent to corporate action in writing without a meeting may authorize  another  person  or  persons to act for him by proxy, but no such proxy shall be voted or acted upon after  three  years  from its date, unless the proxy provides for a longer period.

A  duly executed proxy shall be irrevocable if it states that it is irrevocable and  if,  and only as long as, it is coupled with an interest sufficient in law to support  an irrevocable power. A proxy may be made irrevocable regardless of whether the interest  with  which  it  is  coupled  is an interest in the stock itself or an interest in the corporation generally. All  proxies shall be filed with the Secretary of the meeting before being voted upon.

Section 7. NOTICE OF MEETINGS:  Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting,  and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Unless otherwise provided by law, written notice of any meeting  shall be given not  less than ten nor more than sixty days before the date of the  meeting  to each stockholder entitled to vote at such meeting.

Section 8. CONSENT IN LIEU OF MEETINGS:  Any action required to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be  taken  at  any  annual  or special meeting of such stockholders, may be taken without a meeting, without  prior notice and without a vote, if a consent in writing, setting forth the action  so  taken, shall be signed by the holders of outstanding stock having not less than the  minimum  number  of  votes  that would  be  necessary to authorize or take such action at a meeting at which all shares entitled  to  vote  thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 9. LIST OF STOCKHOLDERS:   The  officer  who  has  charge  of the stock
ledger  of  the  corporation  shall prepare and make, at least ten days  before every meeting of stockholders,  a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of  shares  registered  in  the  name  of  each stockholder.  No  share  of  stock upon which any installment is due and unpaid shall be voted at any meeting. The list shall be open to the examination of any stockholder, for any purpose germane  to  the meeting, during ordinary business hours, for a period of at least ten days prior  to  the  meeting,  either  at a place  within  the  city  where the meeting is to be held, which place shall be specified in the notice of  the  meeting, or, if not so specified, at the place where the meeting is to be held. The  list  shall  also be produced and kept at the time and place of the meeting during the whole time  thereof,  and  may  be inspected by any stockholder who is present.

                            ARTICLE IV - DIRECTORS

Section 1. The business and affairs of this corporation shall be managed by its
Board  of Directors, no less than one in number or such other minimum number as is required  by  law.  The  directors  need  not  be residents of this state or stockholders in the corporation. They shall be elected  by  the stockholders of the  corporation or in the case of a vacancy by remaining directors,  and  each director  shall  be  elected  for the term of one year, and until his successor shall be elected and shall qualify or until his earlier resignation or removal.

Section 2. REGULAR MEETINGS:  Regular  meetings  of  the  Board  shall  be held without notice other than this by-law immediately after, and at the same  place as,  the  annual  meeting  of  stockholders.  The  directors  may  provide,  by resolution,  the  time and place for the holding of additional regular meetings without other notice than such resolution.

Section 3. SPECIAL  MEETINGS: the President or any director upon two-day notice may call special Meetings  of  the  Board.  The person or persons authorized to call  special  meetings of the directors may fix  the  place  for  holding  any special meeting of the directors called by them.

Section  4. QUORUM:   A  majority  of  the  total  number  of  directors  shall
constitute a quorum for the transaction of business.

Section 5.  CONSENT IN LIEU OF MEETING:  Any action required or permitted to be taken at any  meeting  of  the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto  in writing, and the writing or writings are filed with the minutes of proceedings  of  the  Board  or  committee.  The  Board  of
Directors may hold its meetings, and have an office or offices, outside of this state.

Section  6.  CONFERENCE  TELEPHONE:  One or more directors may participate in a meeting of the Board, of a  committee  of  the Board or of the stockholders, by means of conference telephone or similar communications  equipment  by means of
which   all   persons  participating  in  the  meeting  can  hear  each  other;
participation in  this  manner  shall  constitute  presence  in  person at such meeting.

Section  7.  COMPENSATION:   Directors  as  such, shall not receive any  stated
salary for their services, but by resolution  of  the  Board,  a  fixed sum and expenses  of attendance, if any, may be allowed for attendance at each  regular or special  meeting  of the Board provided, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 8. RESIGNATION  AND  REMOVAL:   Any  director may resign at any time by
giving notice to another Board member, the President  or  the  Secretary of the
corporation.    Unless  otherwise  specified  in  such  written  notice,   such
resignation shall  take  effect  upon  receipt  thereof by the Board or by such officer, and the acceptance of such resignation shall  not be necessary to make it effective.  Any director may be removed with or without cause at any time by the  affirmative  vote of shareholders holding of record in  the  aggregate  at least a majority of  the  outstanding  shares  of  the corporation at a special meeting of the shareholders called for that purpose,  and  may  be  removed for cause by action of the Board.

                             ARTICLE V - OFFICERS

Section  1.  The executive officers of the corporation shall be chosen  by  the directors and  shall  be  a  President,  Secretary  and Treasurer. The Board of
Directors  may  also choose a Chairman, one or more Vice  Presidents  and  such
other officers, as  it  shall  deem  necessary.   The  same person may hold any
number of offices.

Section 2. SALARIES:  Salaries of all officers and agents  of  the  corporation shall be fixed by the Board of Directors.

Section  3. TERM OF OFFICE:  The officers of the corporation shall hold  office for one year  and  until  their  successors  are chosen and have qualified. The
Board of Directors may remove any officer or agent  elected or appointed by the
Board  whenever in its judgment the best interest of the  corporation  will  be served thereby.

Section  4.  PRESIDENT:   The President shall be the chief executive officer of
the corporation; he shall preside  at  all  meetings  of  the  stockholders and directors; he shall have general and active management of the business  of  the corporation, shall see that all orders and resolutions of the Board are carried into  effect,  subject,  however, to the right of the directors to delegate any specific powers, except such  as may be by statute exclusively conferred on the
President, to any other officer  or  officers  of  the  corporation.  He  shall execute  bonds,  mortgages and other contracts requiring a seal, under the seal of the corporation.  He  shall  be  EX-OFFICIO  a member of all committees, and shall have the general power and duties of supervision  and  management usually vested in the office of President of a corporation.

Section 5. SECRETARY:  The Secretary shall attend all sessions of the Board and all meetings of the stockholders and act as clerk thereof, and  record  all the votes  of the corporation and the minutes of all its transactions in a book  to be kept  for  that purpose, and shall perform like duties for all committees of the Board of Directors  when  required.  He  shall  give, or cause to be given, notice of all meetings of the stockholders and of the  Board  of Directors, and shall perform such other duties as may be prescribed by the Board  of Directors or  President, and under whose supervision he shall be. He shall keep  in  safe custody  the  corporate  seal  of  the  corporation, and when authorized by the
Board, affix the same to any instrument requiring it.

Section 6. TREASURER:  The Treasurer shall  have custody of the corporate funds and  securities  and  shall keep full and accurate  accounts  of  receipts  and disbursements in books  belonging to the corporation, and shall keep the moneys of the corporation in a separate  account  to the credit of the corporation. He shall disburse the funds of the corporation  as  may  be  ordered by the Board, taking  proper  vouchers  for  such  disbursements,  and  shall render  to  the
President and directors, at the regular meetings of the Board, or whenever they may  require  it, an account of all his transactions as Treasurer  and  of  the financial condition of the corporation.

                            ARTICLE VI - VACANCIES

Section 1. The  Board  of  Directors  shall  fill  any vacancy occurring in any office  of  the corporation by death, resignation, and  removal  or  otherwise.
Vacancies and  newly  created  directorships resulting from any increase in the authorized number of directors may  be  filled  by  a majority of the directors then in office, although less than a quorum, or by a  sole  remaining director.
If  at  any  time,  by  reason  of  death  or  resignation or other cause,  the corporation  should  have  no directors in office,  then  any  officer  or  any
stockholder  or  an  executor,   administrator,   trustee   or  guardian  of  a
stockholder,  or  other  fiduciary entrusted with like responsibility  for  the person or estate of a stockholder,  may  call a special meeting of stockholders in accordance with the provisions of these By-Laws.

Section 2. RESIGNATIONS EFFECTIVE AT FUTURE  DATE:   When one or more directors
shall  resign from the Board, effective at a future date,  a  majority  of  the directors  then  in  office,  including  those who have so resigned, shall have power to fill such vacancy or vacancies, the  vote  thereon to take effect when such resignation or resignations shall become effective.

                        ARTICLE VII - CORPORATE RECORDS

Section 1. Any stockholder of record, in person or by  attorney or other agent, shall,  upon written demand under oath stating the purpose  thereof,  have  the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records,  and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably  related  to  such  person's interest as a stockholder. In every instance where an attorney or other  agent  shall be the person who seeks the  right  to  inspection, a power of attorney or such  other  writing,  which authorizes the attorney  or other agent to so act on behalf of the stockholder, shall accompany the demand  under oath. The demand under oath shall be directed to the corporation at its registered  office  in this state or at its principal place of business.

              ARTICLE VIII - STOCK CERTIFICATES, DIVIDENDS, ETC.

Section  1. The stock certificates of the corporation  shall  be  numbered  and registered  in  the  share ledger and transfer books of the corporation as they are issued. They shall  bear  the  corporate  seal  and  shall be signed by the president.

Section 2. TRANSFERS:  Transfers of shares shall be made on  the  books  of the corporation upon surrender of the certificates therefor, endorsed by the person named  in  the certificate or by attorney, lawfully constituted in writing.  No transfer shall be made which is inconsistent with law.

Section 3. LOST  CERTIFICATE:   The  corporation may issue a new certificate of
stock in the place of any certificate theretofore signed by it, alleged to have been lost, stolen or destroyed, and the  corporation  may  require the owner of the lost, stolen or destroyed certificate, or his legal representative  to give the corporation a bond sufficient to indemnify it against any claim that may be made  against  it  on  account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 4. RECORD DATE:   In  order  that  the  corporation  may  determine the
stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action  in  writing without  a  meeting,  or  entitled  to receive payment of any dividend or other distribution or allotment of any rights,  or entitled to exercise any rights in respect of any change, conversion or exchange  of  stock  or for the purpose of any other lawful action, the Board of Directors may fix, in  advance,  a record date, which shall not be more than sixty nor less than ten days before the date of  such  meeting,  nor  more than sixty days prior to any other action. If  no record date is fixed:

(a) The record date for determining  stockholders  entitled  to notice of or to vote at a meeting of stockholders shall be at the close of business  on the day next  preceding  the day on which notice is given, or, if notice is waived,  at the close of business on the day next preceding the day on which the meeting is held.

(b) The record date for determining stockholders entitled to express consent to corporate action in  writing  without  a  meeting,  when no prior action by the
Board of Directors is necessary, shall be the day on  which  the  first written consent is expressed.

(c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors  adopts the resolution relating thereto.

(d) A determination of stockholders of record entitled to notice of or  to vote at  a  meeting  of  stockholders shall apply to any adjournment of the meeting;
provided, however, that  the  Board  of Directors may fix a new record date for the adjourned meeting.

Section 5. DIVIDENDS:  The Board of Directors  may  declare  and  pay dividends upon the outstanding shares of the corporation, from time to time and  to  such extent, as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Certificate of Incorporation.

Section 6. RESERVES:  Before payment of any dividend there may be set aside out of  the  net profits of the corporation such sum or sums as the directors, from time to time,  in  their absolute discretion, think proper as a reserve fund to
meet  contingencies,   or   for  equalizing  dividends,  or  for  repairing  or
maintaining any property of the  corporation,  or for such other purpose as the directors shall think conducive to the interests  of  the  corporation, and the directors may abolish any such reserve in the manner in which it was created.

                     ARTICLE IX - MISCELLANEOUS PROVISIONS

Section  1. CHECKS: such officer or officers shall sign all checks  or  demands for money  and notes of the corporation as the Board of Directors may from time to time designate.

Section 2.   FISCAL  YEAR:   The  fiscal  year  shall begin on the first day of
January.

Section 3. NOTICE:  Whenever written notice is required  to  be  given  to  any person,  it may be given to such person, either personally or by sending a copy thereof through  the  mail,  or  by  telegram,  charges prepaid, to his address appearing  on  the  books  of  the  corporation,  or supplied  by  him  to  the corporation for the purpose of notice. If the notice  is  sent  by  mail  or by telegraph, it shall be deemed to have been given to the person entitled thereto when  deposited  in  the  United  States  mail  or  with a telegraph office for transmission to such person. Such notice shall specify  the place, day and hour of  the  meeting  and,  in  the case of a special meeting of stockholders,  the general nature of the business to be transacted.

Section 4. WAIVER OF NOTICE:   Whenever  any  written  notice  is  required  by
statute,  or  by  the  Certificate  or the By-Laws of this corporation a waiver thereof in writing, signed by the person  or  persons  entitled to such notice, whether before or after the time stated therein, shall be  deemed equivalent to the  giving  of  such  notice.  Except  in  the  case  of a special meeting  of stockholders, neither the business to be transacted at nor  the  purpose of the meeting need be specified in the waiver of notice of such meeting.

Attendance  of  a  person  either  in person or by proxy, at any meeting  shall constitute a waiver of notice of such  meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

Section  5.  DISALLOWED COMPENSATION:  Any  payments  made  to  an  officer  or employee of the  corporation  such  as  a  salary, commission, bonus, interest, rent,  travel  or  entertainment  expense  incurred  by  him,  which  shall  be disallowed in whole or in part as a deductible  expense by the Internal Revenue
Service, shall be reimbursed by such officer or employee  to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each such amount disallowed.  In lieu of payment by  the  officer  or  employee, subject to the determination of the  directors, proportionate amounts may  be  withheld  from  his future compensation payments until the amount owed to the corporation has been recovered.

Section 6. RESIGNATIONS:  Any director or other officer may resign at any time, such  resignation to be in writing and to take effect  from  the  time  of  its receipt  by  the  corporation, unless some time be fixed in the resignation and then from that date.  The  acceptance of a resignation shall not be required to make it effective.

                         ARTICLE X - ANNUAL STATEMENT

Section 1. The President and  the  Board  of  Directors  shall  present at each annual meeting a full and complete statement of the business and affairs of the corporation  for  the  preceding  year.  Such  statement shall be prepared  and presented in whatever manner the Board of Directors  shall  deem  advisable and need not be verified by a Certified Public Accountant.

                  ARTICLE XI - INDEMNIFICATION AND INSURANCE:

Section  1.  (a)  RIGHT TO INDEMNIFICATION.  Each person who was or is  made  a party or is threatened to be made a party or is involved in any action, suit or
proceeding,  whether   civil,   criminal,   administrative   or   investigative
(hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the Corporation or is or was serving at the request of the Corporation  as a
director,   officer,   employee  or  agent  of  another  corporation  or  of  a
partnership, joint venture,  trust  or other enterprise, including service with respect to employee benefit plans, whether  the  basis  of  such  proceeding is alleged  action  in  an  official capacity as a director, officer, employee  or agent or in any other capacity  while  serving as a director, officer, employee or agent, shall be indemnified and held  harmless  by  the  Corporation  to the fullest extent authorized by the Delaware General Corporation Law, as the  same exists  or  may  hereafter  be amended (but, in the case of any such amendment, only to the extent that such  amendment  permits  the  Corporation  to  provide broader  indemnification  rights  than  said  law  permitted the Corporation to provide  prior  to  such amendment), against all expense,  liability  and  loss
(including attorneys'  fees,  judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid  in  settlement) reasonably incurred or suffered by such person in connection therewith  and such indemnification shall continue as to a person who has ceased to be a director,  officer, employee or agent and shall inure to the benefit of his or her heirs, executors  and  administrators;
provided,  however,  that,  except  as  provided  in paragraph (b) hereof,  the
Corporation  shall  indemnify  any  such  person  seeking   indemnification  in
connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board  of  Directors of the  Corporation. The right to indemnification conferred in this Section  shall be a contract  right  and shall include the right to be paid by the Corporation the expenses incurred in  defending any such proceeding in advance of its final disposition: provided, however,  that,  if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer  (and  not  in  any  other capacity in which  service was or is rendered by such person while a director  or  officer, including,  without limitation, service to an employee benefit plan) in advance of the final  disposition  of a proceeding, shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled  to  be  indemnified  under this Section or otherwise.  The  Corporation may, by action of its Board of Directors,  provide indemnification to  employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

(b) RIGHT OF CLAIMANT  TO  BRING  SUIT:  If a claim under paragraph (a) of this
Section is not paid in full by the  Corporation  within  thirty  days  after  a written  claim  has  been  received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful  in  whole  or  in  part, the claimant shall be entitled to be paid also the expense of prosecuting such  claim.  It shall be a defense to any such action (other than an action brought to enforce a claim for expenses  incurred  in  defending  any  proceeding  in  advance  of  its  final disposition  where  the  required  undertaking,  if  any  is required, has been tendered  to the Corporation) that the claimant has not met  the  standards  of conduct which  make  it  permissible under the Delaware General Corporation law for the Corporation to indemnify  the  claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of  the  Corporation  (including  its Board  of  Directors,  independent  legal counsel,  or  its stockholders) to have  made  a  determination  prior  to  the commencement of  such  action that indemnification of the claimant is proper in the circumstances because  he or she has met the applicable standard of conduct set forth in the Delaware General  Corporation Law, nor an actual determination by  the  Corporation  (including  its Board  of  Directors,  independent  legal counsel, or its stockholders) that  the  claimant  has  not met such applicable standard or conduct, shall be a defense to the action or  create  a presumption that the claimant has not met the applicable standard or conduct.

(c)  Notwithstanding any limitation to the contrary contained in sub-paragraphs
(a) and  8  (b)  of  this section, the corporation shall, to the fullest extent permitted by Section 145  of  the  General  Corporation  Law  of  the  State of
Delaware,  as  the same may be amended and supplemented, indemnify any and  all persons whom it  shall  have  power  to  indemnify  under said section from and against any and all of the expenses, liabilities or other  matters  referred to in  or  covered  by  said  section, and the indemnification provided for herein shall not be deemed exclusive  of  any  other rights to which those indemnified
may  be  entitled  under  any  By-law,  agreement,   vote  of  stockholders  or
disinterested  Directors  or  otherwise,  both  as to action  in  his  official capacity and as to action in another capacity while  holding  such  office, and shall continue as to a person who has ceased to be director, officer,  employee or  agent  and  shall  inure  to  the  benefit  of  the  heirs,  executors  and administrators of such a person.

(d)  INSURANCE:   The  Corporation  may  maintain insurance, at its expense, to protect itself and any director, officer,  employee or agent of the Corporation or another corporation, partnership, joint venture,  trust  or other enterprise against  any  such  expense, liability or loss, whether or not the  Corporation would have the power  to  indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

                           ARTICLE XII - AMENDMENTS

Section 1.  These By-Laws may be amended or repealed by the vote of directors.

The above By-Laws are certified  to have been adopted by the Board of Directors of the Corporation on the 16th day of July 2002.

                                          /s/ T. Chong Weng
                                          --------------------------------
                                          T. Chong Weng
                                          Secretary

                                     [END]

Exhibit 3.3

                     Number                        Shares

             Incorporated under the Laws of the State of Delaware

                           Hengest Investments, Inc.

                    Authorized to issue 120,000,000 shares

      100,000,000 common shares      20,000,000 preferred shares
         par value $.0001 each          par value $.0001 each

This certifies that _______________________________________  is  the  owner  of
___________________________________ fully paid and non-assessable Shares of the
Common  Shares  of Hengest Investments, Inc. transferrable only on the books of the Corporation by the  holder  hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

        IN WITNESS WHEREOF, the said Corporation has caused this Certificate to be signed by its duly authorized officers and to be sealed with the Seal of the
Corporation

this ________ day of ____________ A.D. _____

                   ________________________________________
                            President and Secretary
                                    [SEAL]

(Reverse side of stock certificate)

        The following abbreviations,  when  used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.  Additional abbreviations may also be used though not in the list.

TEN COM -- as tenants in common
TEN ENT -- as tenants by the entireties
JT TEN  -- as joint tenants with right of survivorship
           and not as tenants in common

UNIF  GIFT MIN ACT -- ____________ Custodian _________  (Minor)  under  Uniform
Gifts to Minors Act ______________ (State)

For value  received,  the  undersigned hereby sells, assigns and transfers unto
______________________________________  (please insert social security or other identifying number of assignee) ______________________________________________

(please print or typewrite name and address of assignee)

________________________________ Shares represented  by the within Certificate,
and hereby irrevocably constitutes and appoints ____________________   Attorney
to  transfer the said shares on the books of the within-named Corporation  with full power of substitution in the premises.

Dated, _______________________________

       In presence of
_______________________________

_______________________________

NOTICE:  The  signature  to  this  assignment  must correspond with the name as written upon the face of the certificate in every particular without alteration or enlargement, or any change whatever.

                      The shares of stock  represented by
                      this   certificate  have  not  been
                      registered under the Securities Act
                      of 1933, as amended, and may not be
                      sold   or   otherwise   transferred
                      ______________________   with   the
                      registration provisions of such Act
                      has    been    made    or    unless
                      availability  of an exemption  from
                      such  registration  provisions  has
                      been  established,  or unless  sold
                      pursuant  to  Rule  144  under  the
                      Securities Act of 1933.

Exhibit 23.1

          [Letterhead of Stan J.H. Lee, Certified Public Accountant]

To the Board of Directors and Management of
Hengest Investments, Inc.
244 Fifth Avenue, #W219
New York, NY 10001-7604

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

I  hereby consent to the use in the Form 10-SB Registration  Statement,  of  my
independent  auditor's  report and financial statements of Hengest Investments,
Inc.  as  of August 15, 2002  and  for  the  period  beginning  July  16,  2002
(inception) to August 15, 2002, which appears in such Form 10-SB.

/S/ Stan J.H. Lee, CPA /S/
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Stan J.H. Lee, CPA
Fort Lee, New Jersey
August 21, 2002